[Royal BodyCare, Inc.]

[2301 Crown Court]

[Irving, TX 75038]

[972-893-4000 – telephone]

[972-893-4111 – facsimile]

August 16, 2005

Mr. William Choi

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549-0405

Re:	Royal BodyCare, Inc.
Form 10-K for the Year Ended December 31, 2004
Filed March 31, 2005
File No. 0-50417

Dear Mr. Choi,

This letter is provided in response to the Staff’s comment letter dated August 4, 2005 addressed to Mr. Clinton H. Howard.

Form 10-K for the Year Ended December 31, 2004 (the “10-K”)

General

1.	Our records show your File Number is 0-50417, rather than the file number 33-20323 that appears on the cover pages of your Forms 10-K and 10-Q. In future filing please include the correct File Number.

Company response:

We will use the correct File Number in future filings, including the amendment to the 10-K that we will file in response to comment nos. 2 and 3 below.

Controls and Procedures, page 20

2.	We note management’s conclusion “that our disclosure controls and procedures were functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please amend your filing:

•	to state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period; and

Mr. William Choi

Securities and Exchange Commission

August 16, 2005

•	to clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives or remove the reference to level of assurance.

If you include a definition of disclosure controls and procedures in the conclusion, please include the complete definition as defined in Rule 240.13a-15(e) or 240.15d-15(e) of the Exchange Act. See Item 307 of Regulation S-K. Also, refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Company response:

We will file an amendment to the 10-K in response to this comment. We will delete the first paragraph under Item 9A and replace it with the following:

“As required by Rule 13a-15(b) and Rule 15d-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, including our Chief Executive Officer and Chief Financial Officer, evaluated as of December 31, 2004, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2004, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosures.”

Signatures, page 24

3.	The report must also be signed by your principal accounting officer in the second signature block. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please file an amendment containing the signature of your principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K.

Company response:

We will indicate which signatories to the 10-K are the principal executive officer, principal financial officer and principal accounting officer in the amendment to be filed.

Financial Statements

Consolidated Statements of Operations, page F-4

4.	Please tell us the items and their amounts included in loss on disposition of assets classified in operating expenses and non-operating expenses for each period presented. Please also tell us your basis in GAAP for each of the items included in loss on disposition of assets classified as non-operating expense. Please refer to paragraph 25 of SFAS 144 and Rule 5-03(b)(9) of Regulation S-X.

Mr. William Choi

Securities and Exchange Commission

August 16, 2005

Company response:

The items and amounts included in loss on disposition of assets for each period presented are as follows (there were none in 2004):

Items Classified as Operating Expenses:

	2003	2002
Loss on closure of distribution facility	$39,986	$—
Loss on disposal of inventory	—	132,384

	$39,986	$132,384

Loss on closure of distribution facility – As described in Note M to the consolidated financial statements in the 10-K under the heading “Leases”, in October 2003, the Company closed a distribution facility located in Toronto, Ontario, and relocated its operations to the Company’s distribution facility located near Vancouver, British Columbia. In connection with this closure, the Company recorded a loss of approximately $68,000, $39,986 of which was the net book value, net of proceeds from sale, of assets used in the closed facility. This loss on disposition of assets was classified in the Company’s consolidated financial statements as a “general and administrative” expense.

Loss on disposal of inventory – During 2002, inventory in the amount of $132,384 was discarded due to the breach of a supply agreement by a former supplier. This loss was included in “cost of sales” in the Company’s consolidated financial statements included in the 10-K. As described in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the heading “Results of Operations – 2003 Compared with 2002”, in May 2002, this former supplier breached a supply agreement and refused to sell his raw materials to the Company. As a result, the Company developed its own proprietary ingredients to replace these raw materials, and then reformulated many of its products using its proprietary ingredients. Consequently, the Company was forced to discard its inventory of labels, packaging materials and sales literature that referenced the old formulations and the former supplier.

Items Classified as Non-Operating Expenses:

	2003	2002
Loss on life insurance arrangement	$145,000	$—
Loss on disposal of property and equipment	27,602	25,968

	$172,602	$25,968

Loss on life insurance arrangement – As described in Note Q to the consolidated financial statements in the 10-K, this loss represents the difference between (i) the net cash surrender value of a life insurance policy transferred to the Company (the net cash surrender value at the date of transfer was $122,000), and (ii) the cancellation of a collateral assignment agreement related to this life insurance policy that provided for repayment to the Company of policy premiums paid by the Company (the asset value of this agreement at the date of cancellation was $267,000).

Mr. William Choi

Securities and Exchange Commission

August 16, 2005

Loss on disposal of property and equipment – These losses represent the net book value, net of proceeds from sale, associated with property and equipment that was either sold or discarded during the respective periods. The property and equipment sold or discarded was comprised principally of computer equipment and two Company-owned vehicles.

Basis in GAAP –

Loss on life insurance arrangement – This loss was classified as a non-operating expense because the loss resulted from the cancellation of the collateral assignment agreement, which was not an operating asset of the Company. The Company does not believe that paragraph 25 applies to this transaction because the loss does not relate to an asset that is to be held and used. The Company exchanged one asset, the collateral assignment agreement, for another asset, the net cash surrender value of a life insurance policy. The reason for this exchange is described in the Company’s response to comment 5 below. The accounting for this transaction is fully described in Note Q to the consolidated financial statements in the 10-K. The Company therefore believes that its accounting for this transaction is consistent with Rule 5-03(b)(9) of Regulation S-X in accordance with paragraph 25 of SFAS 144.

Loss on disposal of property and equipment – The Company believes that these amounts are not material as they relate to income statement classification and further disclosure in the notes to the consolidated financial statements. The Company therefore believes that its accounting for these transactions is consistent with Rule 5-03(b)(9) of Regulation S-X. At such time as amounts related to this type of transaction become material, the Company will classify them as an operating expense.

Note Q – Related Party Transactions, page 25

5.	Please tell us how you account for premiums paid on the split dollar life insurance arrangement and whether you controlled the surrender decision. Please also tell us how you determined the carrying value of cash surrender value at each balance date and explain to us why the transfer of the insurance policy and cancellation of the collateral assignment agreement resulted in a loss. Please refer to FASB Technical Bulletin No. 85-4. Please also tell us how you classified the increase in cash surrender value in your statements of cash flow. Please refer to AICPA Technical Practice Aid 1300.13.

Company response:

Control of surrender decision – The Board of Directors of the Company, of which Board Mr. Howard is Chairman, directed the Compensation Committee to evaluate the split dollar arrangement with Mr. Howard in light of the provisions of the Sarbanes-Oxley Act of 2002. After thorough review and upon advice of counsel, the Compensation Committee concluded that the collateral assignment agreement should be cancelled and the policy transferred to the Company. The Board, collectively, as well as Mr. Howard,

Mr. William Choi

Securities and Exchange Commission

August 16, 2005

individually, agreed with this conclusion and, in November 2003, the Company and Mr. Howard consummated this transaction in accordance with the conclusion of the Compensation Committee.

Accounting for premiums paid – Prior to cancellation of the split dollar life insurance arrangement in November 2003, the Company recorded premiums paid as an asset included in “other assets’ on its consolidated balance sheet. The Company accounted for the premiums paid as an asset because, pursuant to the collateral assignment agreement, the Company was to be repaid such premiums upon death of the insured or upon maturity of the policy. Subsequent to cancellation of the collateral assignment agreement and the transfer of the policy to the Company, the Company has recorded premiums paid as an operating expense included in “general and administrative” expense.

Carrying value of cash surrender value – The Company obtains the net cash surrender value of the policy at each balance sheet date from the insurance company that issued the policy.

Loss on life insurance arrangement – The components of the loss were described in the Company’s response to comment no. 4 above.

The Company accounts for the asset associated with this life insurance policy in accordance with FASB Technical Bulletin No. 85-4 because, subsequent to the date that the Company acquired the policy in November 2003, the carrying value of the life insurance policy at each balance date is the net cash surrender value of the policy at such date. Also, the change in the net cash surrender value of the policy during each reporting period is recorded as an adjustment to premiums paid in determining the income or expense that is recognized under the contract for the period.

Classification in statements of cash flows – The increase in net cash surrender value from November 2003, the date of acquisition, through December 31, 2003 was $4,631. The increase in net cash surrender value during the year ended December 31, 2004 was $19,929. In both cases, this increase was less than the premiums paid during the respective periods. Accordingly, AICPA Technical Practice Aid 1300.13 states that these increases should be reported as an investing outflow. The Company reported these increases as part of the change in other assets under cash flows from operating activities as it did not deem these amounts to be material to report a separate line item under cash flows from investing activities. At such time as amounts related to these increases become material, the Company will classify them as an outflow from investing activities.

In connection with providing the responses contained herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. William Choi

Securities and Exchange Commission

August 16, 2005

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that, unless otherwise requested by the Staff, the amendment to the 10-K referenced in comment nos. 2 and 3 above will be filed when all matters are resolved in connection with the Staff’s comment letter.

If you have any further comments or questions regarding the Company’s responses provided herein, you may direct them to my attention.

Sincerely,

/s/ Steven E. Brown
Steven E. Brown
Vice President-Finance and Chief Financial Officer